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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-30354

Hong Kong Television Network Limited ; NASDAQ Global Market

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

13th Floor, Trans Asia Centre, No.18 Kin Hong Street, Kwai Chung, New Territories, Hong Kong, (852) 3145 6888

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depository Shares, each representing 20 Ordinary Shares

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Hong Kong Television Network Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 8, 2015	By	/s/ Wong Nga Lai, Alice	Executive Director, Chief Financial Officer and Company Secretary
Date		Name: Wong Nga Lai, Alice	Title